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September 22, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Mara L. Ransom, Assistant Director
Office of Consumer Products

Re:                             Liberty Interactive Corporation
Amendment No. 3 to Schedule 14A (File No. 001-33982)

Liberty Expedia Holdings, Inc.
Amendment No. 4 to Form S-4 (File No. 333-210377)

Dear Ms. Ransom:

We hereby electronically file on behalf of Liberty Interactive Corporation (“Liberty Interactive”), under the Securities Exchange Act of 1934, as amended, Amendment No. 3 to its Preliminary Proxy Statement on Schedule 14A, originally filed on June 13, 2016, as amended by Amendment No. 1 filed on July 19, 2016 and Amendment No. 2 filed on August 25, 2016 (as so amended, the “Proxy Statement/Prospectus”), and on behalf of Liberty Expedia Holdings, Inc. (“Splitco”), under the Securities Act of 1933, as amended, Amendment No. 4 to its Registration Statement on Form S-4, originally filed on March 24, 2016, as amended by Amendment No. 1 filed on June 10, 2016, Amendment No. 2 filed on July 19, 2016 and Amendment No. 3 filed on August 25, 2016 (as so amended, the “Registration Statement”), of which the Proxy Statement/Prospectus forms a part. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

Set forth below is the response to the comment contained in your letter to Gregory B. Maffei, Chief Executive Officer of Liberty Interactive, and Richard N. Baer, Chief Legal Officer of Splitco, dated September 12, 2016 (the “SEC Letter”), regarding the Proxy Statement/Prospectus and the Registration Statement. For your convenience, our response below is preceded by the Staff’s comment.  The numbered paragraph below corresponds to the numbered paragraph in the SEC Letter. All section references refer to the corresponding sections of the Registration Statement filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

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Capitalization, page 74

1.                                      Comment:  Footnote (2) states that income taxes payable is treated as an equity contribution in the “As Adjusted” column. However, it appears that the contribution of income taxes payable is reducing, rather than increasing, additional paid-in capital. Please revise to reflect the contribution of income taxes payable as an increase in additional paid-in capital or tell us why your current presentation is correct.

Response:  We have revised the disclosure on page 74 of the Registration Statement in response to the Staff’s comment.

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In addition, at the request of the Staff following a telephone conversation on September 21, 2016, Liberty Interactive and Splitco are providing to the Staff the following information with respect to their decision to omit from the Proxy Statement/Prospectus and Registration Statement (i) the anticipated membership of each of the standing committees of the Splitco board of directors at the time the Split-Off is completed and (ii) the identity of one of the Series B Directors to be appointed to the Splitco board of directors in connection with the completion of the Split-Off.

Standing Committee Membership. Item 407(b)(3) of Regulation S-K requires registrants to disclose whether they have standing audit, nominating and compensation committees of their board of directors, or committees performing similar functions, and requires that registrants identify each such committee’s members. In connection with transactions similar to the Split-Off, such as Liberty Interactive’s spin-off of Liberty TripAdvisor Holdings, Inc. (the “TripCo spin”), Liberty Interactive and/or the applicable new registrant had voluntarily disclosed this information when the applicable transaction was completed, as neither Form S-4 nor Schedule 14A requires Item 407(b)(3) disclosure for a new registrant, such as Splitco, or for Liberty Interactive, respectively, with respect to the matters being brought before Liberty Interactive stockholders at the special meeting. Therefore, neither Liberty Interactive nor Splitco believe that disclosure regarding Splitco’s anticipated board committee membership is required by applicable securities laws. Liberty Interactive and Splitco also do not believe that the disclosure of anticipated board committee membership in the Proxy Statement/Prospectus and Registration Statement is material to any decision, whether voting or investment, to be made by holders of Liberty Ventures common stock in connection with the Split-Off. However, Liberty Interactive and Splitco intend to disclose Splitco’s board committee membership in the Current Report on Form 8-K to be filed by Liberty Interactive reporting the results of the special meeting.

Identity of Seventh Director. Form S-4 requires disclosure regarding “each person who will serve as a director . . . of the surviving or acquiring company” pursuant to Item 401 of Regulation S-K. In connection with transactions similar to the Split-Off, such as the TripCo spin, Liberty Interactive and/or the applicable new registrant have applied this requirement to the new registrant and disclosed the identities of the anticipated members of the board of directors following the completion of the transaction, even though the new registrant was not deemed a “surviving” or “acquiring” company as such terms are typically interpreted in the context of Form S-4. Upon completion of the Split-Off, Splitco’s board of directors will be comprised of seven directors, five of which will be the Common Stock Directors and two of which will be the Series B Directors. At present, six of the seven directors have been identified. Mr. Diller has not yet identified his second Series B Director designee, nor does Splitco expect him to do so before the Registration Statement would otherwise be declared effective by the Staff. However, he will do so prior to the effective time of the Split-Off, and Liberty Interactive and Splitco intend to identify this seventh director and disclose his or her qualifications in the Current Report on Form 8-K to be filed by Liberty Interactive reporting the results of the special meeting. This seventh director, like all of the anticipated directors identified in the Registration Statement, will be appointed by the current board of directors of Splitco in connection with the completion of the Split-Off. Holders of Liberty Ventures common stock entitled to vote at the special meeting will not be voting on the election of any of these directors. Therefore, Liberty Interactive and Splitco consider the identity of the seventh director to be immaterial to any decision, whether voting or investment, to be made by holders of Liberty Ventures common stock in connection with the Split-Off especially since the identities and qualifications of the other six directors have been disclosed in the Registration Statement. We have revised the disclosure on page 118 of the Registration Statement accordingly.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:	Liberty Interactive Corporation
Gregory B. Maffei

Liberty Expedia Holdings, Inc.
Richard N. Baer